BIRCH MOUNTAIN RESOURCES LTD.

SECOND QUARTER 2005
FINANCIAL REPORT

JUNE 30, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION
The following discussion and analysis (MD&A) is current as of July 28, 2005, and is management's assessment of Birch Mountain's operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for June 30, 2005 in addition to the audited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for the year ended December 31, 2004. The accompanying unaudited interim consolidated financial statements ("financial statements") of the Company have been prepared by the management of Birch Mountain Resources Ltd., in accordance with Canadian generally accepted accounting principles ('GAAP'). All financial information is expressed in Canadian dollars unless otherwise stated.

Birch Mountain is a resource company with divisions in industrial minerals and precious metals. The Company has defined a limestone mineral reserve on our mineral leases in northeastern Alberta. The reserve is based on independent technical reports by AMEC Americas Limited (AMEC), prepared in compliance with Canadian Securities Advisors' National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov. The Company is in the development stage and is dependant obtaining sufficient capital to carry out development activities, including moving into profitable production of the reserve.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

OVERVIEW
Birch Mountain holds mineral rights over an extensive portion of the Athabasca region north of Fort McMurray, Alberta. These mineral rights include both industrial and metallic minerals, which in most areas lie geologically underneath the oil sands. The Company operates separate divisions for the industrial minerals and the metallic minerals and the consolidated financial statements provide segmented information to identify expenditures in each.

The Company is advancing the opening of a limestone quarry for aggregate sales and the operation of a plant for the manufacturing of quicklime, with various products required for use in the growing oil sands industry. The quarry and plant will be located on land leases where the limestone is accessible, as oil sands do not lie on top of the rock, allowing for open pit extraction which is more economical and the geology of the limestone provides superior rock qualities. The Company received environmental approval and the necessary operating permits for the Company's Muskeg Valley Quarry (the "MVQ") and expects production to begin in the third quarter of 2005. Site preparation work is expected to begin in August 2005. The expansion of the quarry and construction of a quicklime plant, the Hammerstone Project, continues to be the strategic focus of the Company. As a result of this large opportunity, significant investment in precious metal exploration and technology development has been deferred.

PERFORMANCE
Industrial Minerals Division
Geological, engineering and economic assessments have confirmed the significant opportunity for limestone production on the mineral leases and based on independent technical reports prepared by the Canadian Energy Research Institute ("CERI) and AMEC, Birch Mountain is satisfied that a market exists for the use of limestone by oil sands companies and in regional infrastructure development.

A shortage of gravel in the Regional Municipality of Wood Buffalo was confirmed in a survey on gravel and concrete supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group (RIWG) and released in February 2003. The RIWG includes oil sands companies, local government and other major interested parties in the area. In addition, expressions of interest from the oil sands industry in a local supply of quicklime for use in flue gas desulphurization and water treatment led us to evaluate the production of quicklime from limestone in our proposed quarry. Based on calcining tests in 2002 and 2003, testing two of the high-calcium carbonate limestone layers (or units) within our quarry, results showed that both units are suitable for the production of quicklime.

2

Using data from environmental and archaeological field studies from 2003 and 2004, the Company filed an Environmental Impact Assessment (EIA) and Application (the "Application") to the Natural Resources Conservation Board (NRCB) in March 2004 for the development, operation and reclamation of the MVQ. This quarry will cover approximately 255 hectares and is on land leases where the limestone is near surface, covered with overburden, and in an area where the oil sands have been geologically displaced. In 2005, t he Application was accepted by the NRCB and with no interventions opposing the application, a public hearing was not required. The Company received final approval on July 14, 2005 and expects to have all the necessary operating permits in place very shortly. With respect to quicklime production, the Company has conducted further drilling, engineering and environmental studies to gather data for the Hammerstone Project EIA and Application, which is expected to be filed in 2005. The Hammerstone Project is in the same area as the MVQ and expands the area of the quarry to approximately 1,500 hectares.

During the first quarter of 2005, testing on our limestone by independent parties produced test results that confirm the high quality of the limestone in our quarry. These results support the Company's strategy to provide quicklime to the oil sands industry.

During the second quarter of 2005, the Company continued advancing the MVQ and worked with consultants on further fieldwork for the Hammerstone Project. With the necessary operating permits in place aggregate production is expected in August 2005. To initiate aggregate production from the MVQ, it will be necessary to clear trees and brush, expose the limestone for production, build a two kilometer commercial access road and construct stockpiling and working areas. An estimated capital investment of $2,300,000 will be required in 2005 for this site preparation, which will be done by a local construction contractor. The Company will also contract a local operator for the first stages of the aggregate operations.

Mineral Exploration and Mineral Technology

With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the Company's work in this area has been to develop methods to measure and extract precious metals. The Company was awarded a U.S. patent for a process to extract and recover natural nanoparticles. Although work in exploration and technology has been deferred since 2003, based on recommendations made in an independent technical report prepared by APEX Geoscience Ltd. in May 2003, Birch Mountain believes a significant opportunity exists in precious metals and intends to continue research and develop the precious metals potential of the Athabasca property. The Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed.

SUMMARY OF QUARTERLY RESULTS
Quarterly Results	2005	2005		2004			2003
Three months ended	June 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Interest and other income	$23,802	$25,788	$24,799	$14,102	$1,540	$7,749	$110,513	$97
G&A expenses	957,554	1,221,699	914,959	472,059	418,824	367,034	387,865	242,503
Mineral exploration costs	163,857	220,692	282,515	124,107	185,427	170,322	80,755	264,168
Net loss for the period	(1,097,609)	(1,416,603)	(1,172,675)	(582,064)	(602,711)	(529,607)	(358,107)	(506,574)
Net loss per share - basic
and fully diluted	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Total assets	$10,129,992	$9,436,026	$9,532,423	$7,417,076	$2,194,603	$2,765,642	$2,424,233	$227,539
Mineral properties	$5,306,228	$4,235,705	$3,489,369	$2,598,045	$1,502,987	$1,151,322	$336,136	-

Major Events in 2005

Second Quarter 2005

  On April 14, 2005, the Company's application to trade common shares on the American Stock Exchange was approved and the stock began trading on April 21, 2005.
  On June 15, 2005, the NRCB issued a Decision Report approving the development, operations and reclamation of the Company's limestone quarry and an Order in Council was received from the Alberta Government on July 14, 2005.

3

  During the quarter, the Company announced that it had engaged RBC Capital Markets to provide financial advisory services related to the strategic development of the Company's limestone reserves.
  Larry Shelley, CA is appointed to the Board of Directors.
  The Company changed its independent auditor to Ernst and Young LLP.
  On May 17, 2005, the Company held its annual general and special meeting and a new shareholder rights plan was approved to replace an existing plan that was expiring.
  350,000 stock options at with an exercise price of $2.09 per share were issued during the quarter to a newly appointed director to replace options at exercise prices ranging from $2.35 to $2.48 per share, previously issued to the individual in their role as an advisor.

First Quarter 2005

  AMEC completed a prefeasability report that detailed the limestone reserve over the quarry life, from which a technical report in accordance with National Instrument 43-101 was completed and made available to the public. The full report can be found on www.sedar.com under the Birch Mountain filings - Technical Report filed March 24, 2005.
  1,890,000 stock options were issued during the quarter to employees and directors at prices ranging from $2.35 to $2.48.

RESULTS OF OPERATIONS
Birch Mountain is in the development stage. The Company has virtually no revenues and funding has come primarily from private placement financings. The Company has incurred operating losses since its inception in 1995, and as of June 30, 2005, has an accumulated deficit, as restated of $5,163,021. Losses are from costs incurred in the development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology. Results of operations have fluctuated from period to period and may continue to do so in the future. Additional operating losses are expected in the future as a result of the continued development of the MVQ and the Hammerstone Project plus investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales upon commercial production of aggregate, expected in the third quarter of 2005.

For the Three Months Ended June 30, 2005
During the second quarter of 2005, total expenses were $1,121,411 as compared to $604,251 for the second quarter of 2004. However, including mineral expenditures capitalized of $1,070,522 (2004-$351,665) and excluding non-cash stock-based expenses of $159,913 (2004-$73,170), expenditures totaled $2,032,020 compared to $882,746 for 2004.

Total mineral exploration costs including expenditures capitalized were $1,234,379 in the second quarter of 2005 as compared to $537,092 for the same period in 2004. During the second quarter of 2005, engineering, geological and environmental work increased for the preparation of quarry operations and the EIA and Application for the Hammerstone Project. Specific cost variances are:

  Increased fieldwork for the archeological exploration and on-going strategic analysis of limestone opportunities of approximately $200,000;
  Additional fees of approximately $350,000 to service firms for work required as part of the preparation the EIA and Application for the Hammerstone Project and fees for consultants in the start-up planning of the MVQ; and
  Increased spending for work required to develop the road infrastructure of approximately $58,000.

Administrative expenses, which exclude mineral property costs, non-cash stock-based expenses and amortization, increased by $451,603 in the second quarter of 2005, totaling $782,704 as compared to $333,101 for the same period in 2004. Specific cost variances are:

  Professional fees, contributed approximately $218,000 to the increase due to the fees to a US based investor relations firm and fees to an investment banker for advisory services, of which both arrangements did not exist during second quarter 2004;
  Shareholder services and promotion expenses accounted for approximately $104,000 of the total increase, which resulted from additional travel costs associated with investor relations, professional fees for the American Stock Exchange listing application of approximately $40,000 and the American Exchange listing fee $66,000;

4

  Salaries and benefits contributed to the increase by approximately $69,000 due a higher portion of salaries that were related to administrative work during the quarter, which are expensed plus the salary of an additional executive; and
  Office expenses increased by approximately $58,000 related to increased activity in the Company's head office and additional insurance as the Company moves into operations.

Non-cash stock-based expenses including stock-based compensation expense and professional fees are related to stock issued to employees, directors, and advisors. The recorded expense was approximately $87,000 higher for the June 30, 2005 quarter as compared to the June 30, 2004 quarter, due to expense recognized upon vesting ofa higher number of options issued over the June 30, 2004 quarter. Amortization, which relates to capital assets, generally employed in the office, increased by approximately $2,000 due to some additional asset purchases.

For the Six Months Ended June 30, 2005
During the six month period ended June 30, 2005 total expenses were $2,563,802 as compared to $1,141,608 for the same period in 2004. However, including mineral expenditures capitalized of $1,816,858 (2004-$1,166,851) and excluding non-cash stock-based expenses of $847,827 (2004-$121,361), expenditures totaled $3,532,833 compared to $2,187,098 for 2004.

Total mineral exploration costs including expenditures capitalized were $2,201,407 in the six-month period ended June 30, 2005 as compared to $1,522,600 for the same period in 2004. During the six-month period ended June 30, 2005, engineering, geological and environmental work increased for the preparation of quarry operations and the EIA and Application for the Hammerstone Project. Specific cost variances are:

  Increased fieldwork for the archeological exploration and on-going strategic analysis of limestone opportunities of approximately $200,000;
  Additional fees of approximately of $500,000 to service firms for work required as part of the preparation the EIA and Application for the Hammerstone Project and fees to consultants in the start-up planning of the MVQ; and
  Increased spending for work required to develop the road infrastructure of approximately $58,000.

Administrative expenses which exclude mineral property costs, non-cash stock-based expenses and amortization, increased by $663,468 in the six-month period ended June 30, 2005, totaling $1,302,759, as compared to $639,291 for the same period in 2004. Specific cost variances are:

  Professional fees, excluding stock based expenses reported in professional fees in 2005 of $64,000, contributed approximately $238,000 to the increase due to the fees to a US based investor relations firm and fees to an investment banker for advisory services, of which both arrangements did not exist in 2004;
  Shareholder services and promotion expenses accounted for approximately $215,000 of the total increase, which resulted from additional travel costs associated with investor relations, professional fees for the American Stock Exchange listing application of approximately $40,000 and the American Exchange listing fee $66,000;
  Salaries and benefits contributed to the increase by approximately $99,000 due a higher portion of salaries that were related to administrative work during the quarter, which are expensed plus the salary of an additional executive; and
  Office expenses increased by approximately $111,000 related to increased activity in the Company's head office and additional insurance as the Company moves into operations.

Non-cash stock-based expenses including stock-based compensation expense and professional fees are related to stock issued to employees, directors, and advisors. The recorded expense was approximately $726,000 higher for the six month period ended June 30, 2005 as compared to the June 30, 2004, due to expense recognized upon vesting for a higher number of options issued at the start of the 2005 year. Amortization, which relates to capital assets, generally employed in the office, increased by approximately $3,000 due to some additional asset purchases.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary source of cash has been private placements. Working capital at June 30, 2005 is $1,489,798 a decrease of approximately $1,291,000 from December 31, 2004. The decrease is a result of lower cash balances resulting from cash expenditures in the first and second quarters of 2005.

5

During the six months ended June 30, 2005, Birch Mountain received $2,015,000 from the exercise of stock options and warrants. At gross expenditure rates consistent with the first and second quarter of 2005, the Company has existing capital to continue operations into the fourth quarter of 2005.

The Company is assessing strategic options and opportunities for additional financing to fund the start-up of the quarry for the production and sale of various aggregates, to advance the regulatory approval of a Hammerstone project, including the quicklime plant, to restart research and precious metal assay program development and to continue ongoing corporate activities. Project-specific financing may be available for the limestone/quicklime project in 2005 and beyond. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, but not necessarily result in a dilution in value.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. At June 30, 2005, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 405,052 hectares (1,000,901 acres), which is an increase of 49,862 hectares over the land position at December 31, 2004. The increase relates to additional permits secured in the first and second quarters of 2005. Lease and permit payments, along with associated fees in 2005 and years beyond will be approximately $680,000 annually, if we continue to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

RISKS AND UNCERTAINTIES
Capital
Birch Mountain is a developing company with insufficient revenue to meet our yearly operating and capital requirements. The Company has successfully raised funds necessary to explore our leases and permits, prepare for and plan operations and to conduct our corporate affairs primarily through private placements of common stock. There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital. In the past, Birch Mountain has financed the business by raising funds in the equity markets. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional private placements or by obtaining project debt financing. Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful.

Regulatory and Environmental
The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources. Birch Mountain may be constrained or forbidden to develop a quarry or mine in areas of economic mineral deposits or mandated operating guidelines may adversely the economic viability of the projects. Additionally, the Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices. Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by federal and provincial governments in Canada. Additionally, public expectation of industry's environmental performance remains high and interventions by environmental groups could impact the Company's ability to operate. Birch Mountain has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines. Birch Mountain has and will continue to work with the local communities to address public environmental concerns.

Mineral Property Development
Based on exploration results to date and the independent prefeasibility report prepared by AMEC, Birch Mountain believes development of our mineral properties will yield economically recoverable limestone. The ability of Birch Mountain to obtain necessary environmental operating approvals, to secure adequate operating and capital financing, to successfully put the property into production and to operate profitably in the future are uncertain.

Customer Dependency
In the Industrial Minerals Division and with the development of the quarry, Birch Mountain is dependant on customers located geographically near the operating limestone quarry. Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer

6

distances. As a result, Birch Mountain plans to market our products to the oil sands industry in Fort McMurray. Should the price of oil decline, there is no guarantee oil sands companies will continue to require the Company's products.

Personnel
The Company employs twelve employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance. As the Company moves into operations it will be necessary to rely on workers in the local area. In Northern Alberta, skilled labour shortages are common. There is uncertainty surrounding the ability to retain and attract personnel to the project and should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Alternate Technologies
The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods. The rate of development of new technologies or the impact on our business cannot be determined.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements.

RELATED-PARTY TRANSACTIONS
The Company had the following transactions with related parties during the six month period:

  Included in shareholder services and promotion are amounts of $3,500 (2004-$7,622) paid to a company controlled by the spouse of a director;
  Included in professional fees is $36,900 (2004-$12,363) of consulting and legal fees paid to a company owned by an officer;
  Included in professional fees is $81,487 (2004-$26,623) of legal fees paid to a firm in which an officer is a partner; and
  Included in accounts payable is $49,020(2004-$20,198) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at June 30, 2005. Significant areas requiring estimates include the determination of impairment of mineral properties and capital assets, reclamation obligations, qualifying flow through renouncements and the calculation of stock-based compensation expense. Actual results may differ from those reported and management periodically reviews the estimates, adjusting where necessary in the period in which the change in estimate is deemed appropriate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
There were no changes in accounting policies during the period ended June 30, 2005.

FINANCIAL INSTRUMENTS
The carrying amount of cash, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items. The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

7

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional Disclosure for Venture Issuers	June 30,	June 30,
without Significant Revenue	2005	2004

Total Assets at the end of the quarter	10,129,992	2,194,603

Total Expenses during the quarter ended
June 30, 2005
Mineral exploration
Capitalized mineral exploration expenses	$1,070,523	$351,665
Expensed mineral costs	163,857	185,427

Administrative and corporate expenses	957,554	418,824

Mineral Costs during the quarter ended	2005	2005	2004	2004
June 30, 2005	Capitalized	Expensed	Capitalized	Expensed

Administration	$70,018	$8,261	$5,370	$9,184
Assay and geological	2,055	84	11,984	654
Land lease and permit	7,560	139,200		152,969
Materials, services and drilling	854,486	317	198,224	2,444
Salaries	105,328	15,557	116,805	18,087
Travel and accommodations	31,075	438	19,282	2,089

	$1,070,523	$163,857	$351,665	$185,427
	3 Months	3 Months	6 Months	6 Months
	ended June	ended June	ended June	ended June
Administrative and Corporate Expenses	30, 2005	30, 2004	30, 2005	30, 2004

Professional fees	$309,804	$91,551	$493,072	$191,396
Shareholders services and promotion	192,180	88,009	364,280	148,986
Salaries and benefits	163,658	94,192	300,060	201,164
Office	117,062	59,349	208,891	97,745
Amortization	14,937	12,553	28,667	25,207
Stock based compensation	159,913	73,170	784,283	121,361

	$957,554	$418,824	$2,179,253	$785,859

Outstanding Share Data at July 28, 2005	Number
Issued and outstanding common shares	68,896,197
Outstanding options to purchase common shares	8,529,320
Outstanding warrants to purchase common shares	972,540
Maximum outstanding common shares	78,398,057

8

BIRCH MOUNTAIN RESOURCES LTD.

Interim Consolidated Financial Statements
June 30, 2005

Unaudited

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
UNAUDITED

	As at June 30, 2005	As at December 31, 2004
		Restated
Assets
Current
Cash and cash equivalents	$3,862,013	$5,444,270
Short-term investments	250,000	-
GST and other receivables	180,878	233,459
Prepaids and deposits	323,814	184,108
	4,616,705	5,861,837

Property, plant and equipment (Note 3)	207,059	181,217
Mineral properties (Note 4)	5,306,228	3,489,369
Total Assets	$10,129,992	$9,532,423

Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$576,601	$357,229
Advances on share subscriptions	-	173,252
Deferred credit	50,306	50,306
Other current liabilities (Note 5)	2,500,000	2,500,000
	3,126,907	3,080,787

Shareholders' equity
Share capital (Note 6)	10,980,121	8,761,876
Contributed surplus (Note 7)	1,185,985	338,569
Accumulated deficit (Note 8)	(5,163,021)	(2,648,809)
	7,003,085	6,451,636
Total Liabilities and Shareholders' Equity	$10,129,992	$9,532,423

See accompanying notes to the unaudited interim consolidated financial statements

Approved on behalf of the Board:

Signed Douglas J. Rowe	Director
Douglas J. Rowe

Signed Kerry E. Sully	Director
Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the periods ended June 30
UNAUDITED
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Expenses
Mineral exploration costs	$163,857	$185,427	$384,549	355,749
Professional fees (Notes 10 and 12)	309,804	91,551	493,072	191,396
Shareholder services and promotion (Note 12)	192,180	88,009	364,280	148,986
Salaries and benefits	163,658	94,192	300,060	201,164
Office	117,062	59,349	208,891	97,745
Amortization	14,937	12,553	28,667	25,207
Stock-based compensation (Note 10)	159,913	73,170	784,283	121,361
Loss before the following	1,121,411	604,251	2,563,802	1,141,608
Interest income	23,802	1,540	49,590	9,289
Net loss for the period	1,097,609	602,711	2,514,212	1,132,319
Deficit, beginning of period	(4,065,412)	(28,040,293)	(2,648,809)	(27,510,684)
Elimination of Deficit (Note 8)		27,748,932		27,748,932
Deficit, end of period	$(5,163,021)	$(894,072)	$(5,163,021)	$(894,072)

Loss per share
Basic and diluted (Note 9)	$(0.02)	$(0.01)	(0.04)	(0.02)

See accompanying notes to the unaudited interim
consolidated financial statements

	2

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the periods ended June 30
UNAUDITED
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash flows from operating activities
Cash paid to suppliers	$(580,015)	$(369,411)	$(902,787)	$(192,632)
Cash paid to employees	(263,158)	(229,084)	(522,707)	(456,827)
Interest received	23,802	1,540	49,590	9,289
Interest paid	(1,898)	(1,311)	(2,770)	(2,280)
Net cash used in operating activities	(821,269)	(598,266)	(1,378,674)	(642,450)
Cash flows from investing activities
Purchase of capital assets	(36,007)	(27,150)	(54,509)	(74,675)
Mineral exploration costs	(1,129,051)	(450,436)	(1,914,356)	(1,445,166)
Net cash used in investing activities	(1,165,058)	(477,586)	(1,968,865)	(1,519,841)
Cash flows from financing activities
Issuance of common shares for cash	1,574,979	60,096	2,015,282	459,721
Net cash provided by financing activities	1,574,979	60,096	2,015,282	459,721
Decrease in cash and cash equivalents	(411,348)	(1,015,756)	(1,332,257)	(1,702,570)
Cash and cash equivalents at beginning of	4,523,361	1,131,478	5,444,270	1,818,292
period
Cash and cash equivalents at end of period	$4,112,013	$115,722	$4,112,013	$115,722

See accompanying notes to the unaudited interim
consolidated financial statements

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

1. Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. Since inception, the efforts of the Company have been focused on exploration of precious metals and research into precious metals technology and over the past two and a half years on the development of its industrial minerals. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2. Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2004. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these interim consolidated financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2004.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3. Property, plant and equipment

		At June 30, 2005		At December 31, 2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	$346,791	$217,208	$129,583	$312,522	$205,485	$107,037
Computer	299,793	233,339	66,454	279,553	220,233	59,320
Leasehold improvements	38,382	27,360	11,022	38,382	23,522	14,860
	$684,966	$477,907	$207,059	$630,457	$449,240	$181,217

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

4. Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca region of Northern Alberta. At June 30, 2005, the Company's mineral property in the Athabasca region consisted of 32 (Dec 31, 2004 - 38) permits, 24 (Dec 31, 2004 - 15) applications to convert existing permits to leases and 68 (Dec 31, 2004 - 65) leases, for a total area of 405,052 (Dec 31, 2004 - 335,190) hectares. The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for a co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

Amounts capitalized are for the development of the Company's industrial mineral properties over the past two and a half years and are associated with a proposed limestone quarry.

		Capitalized		Expensed for the period ending
	At June	For the 6	At Dec 31,	For the 3	For the 6
	30,2005	months ended	2004	months ending	months ending
		June 30, 2005		June 30, 2005	June 30, 2005
Administration	$206,352	$126,969	$79,383	$8,261	$16,007
Assay and geological	$95,972	18,232	77,740	84	84
Land lease and permit	$58,762	8,232	50,530	139,200	300,129
Materials, services and drilling	$4,013,188	1,406,951	2,606,237	317	17,370
Salaries	$795,324	211,069	584,255	15,557	46,618
Travel and accommodations	$136,630	45,406	91,224	438	4,340
	$5,306,228	$1,816,859	$3,489,369	$163,857	$384,548
		Capitalized		Expensed for the period ending
	At June 30,	For the 6	At Dec 31,	For the 3	For the 6
	2004	months ending	2003	months ending	months ending
		June 30, 2004		June 30, 2004	June 30, 2004
Administration	$36,160	$30,687	$5,473	$9,184	$19,411
Assay and geological	$17,022	17,022		654	654
Land lease and permit	$4,778	1,568	3,210	152,969	304,365
Materials, services and drilling	$1,059,395	847,070	212,325	2,444	2,821
Salaries	$334,420	229,254	105,166	18,087	26,409
Travel and accommodations	$51,212	41,250	9,962	2,089	2,089
	$1,502,987	$1,166,851	$336,136	$185,427	$355,749

5. Other current liabilities

The Company has raised capital through flow through share issuances in 2002, 2003 and 2004, that provide for an indemnity to the subscriber for the additional taxes payable by such subscriber if Birch was unable to or failed to renounce the qualifying expenditures as agreed without limiting the recourse of the subscriber. The Company has applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,500,000.

	Birch Mountain Resources Ltd.
	Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

5.	Share capital

	(a) Issued capital- Common shares
			Number	Amount
	Balance December 31, 2004		66,306,799	$8,761,876
	Issued for cash
	Issued on exercise of options		475,585	227,279
	Reclassified from contributed surplus		-	24,024
	Issued on exercise of warrants		515,033	386,275
	Balance March 31, 2005		67,297,417	$9,399,454
	Issued for cash
	Issued on exercise of options		180,165	59,268
	Reclassified from contributed surplus		-	5,687
	Issued on exercise of warrants		1,304,282	1,515,712
	Balance June 30, 2005		68,781,864	$10,980,121

	(b) Options and warrants
	Options
	The Company has granted options on common shares as follows:

		Number of	Weighted Average	Expiry
		Options	Price ($)	Date
	December 31, 2004, outstanding	7,316,070	0.45	2006 - 2009
	Granted	1,890,000	2.44
	Exercised	475,585	0.48
	March 31, 2005, outstanding	8,730,485	0.88	2006 - 2010
	Granted	350,000	2.09
	Cancelled	350,000	2.41
	Exercised	180,165	0.33
	June 30, 2005, outstanding	8,550,320	0.84	2006 - 2010

	Birch Mountain Resources Ltd
	Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

6.	Share capital (continued)

	The following summarizes information about stock options outstanding and exercisable as at June 30, 2005:
	Number	Expiry	Exercisable and	Option
	of Options	Date	Outstanding	Price ($)
	290,750	January 2006	290,750	0.60
	150,000	April 2006	150,000	0.65
	200,000	May 2006	200,000	0.50
	965,000	March 2007	965,000	0.26
	1,215,000	April 2007	1,215,000	0.34
	1,935,000	October 2008	1,935,000	0.30
	125,000	May 2009	93,750	0.53
	1,749,570	August 2009	874,785	0.55
	30,000	November 2009	15,000	0.74
	400,000	January 2010	100,000	2.35
	1,140,000	March 2010	285,000	2.48
	350,000	April 2010	87,500	2.09
	8,550,320	2006 - 2010	6,211,785	0.84

Warrants

In relation to private placements, the Company has the following warrants outstanding, which expire at December 31, 2005:

	Number of	Weighted-Average
	Warrants	Price ($)
December 31, 2004, outstanding	2,885,188	0.97
Exercised	515,033	0.75
March 31, 2005, outstanding	2,370,155	1.06
Exercised	1,304,282	1.16
June 30, 2005, outstanding	1,065,873	0.94

7. Contributed surplus

Changes in contributed surplus are as follows:

Balance, December 31, 2004	338,569
Options granted to employees, directors and officers	645,954
Options granted to advisors	63,543
Options exercised	(24,088)
Balance March 31, 2005	1,023,978

Options granted to employees, directors and officers	167,696
Options exercised	(5,687)
Balance June 30, 2005	$1,185,985

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

8. Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

9. Per share amounts

Basic loss per share was calculated using the weighted-average number of shares outstanding for the three-month and six-month periods ended June 30, 2005 of 67,668,321 and 67,328,366 respectively. Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

10. Stock-based compensation and stock-based expenses

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Had the fair-value method been used since January 1, 2001, the Company's net loss and net loss per share would have been as follows:

	For the 3	For the 3	For the 6	For the 6
	months ending	months ending	months ending	months ending
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Pro-forma loss for the period	$(1,097,609)	$(602,711)	$(2,514,212)	$(1,132,319)
Loss per share, basic	(0.02)	(0.01)	(0.04)	(0.02)

During the three-month period ended June 30, 2005, options issued to directors were valued at $395,393. In accordance with the vesting periods, the following expense and offsetting credit to contributed surplus were recorded. An unamortized balance of $2,001,569 (June 30, 2004 - $133,361), which will be expensed over the remaining estimated life of the options. Stock option expense for the period is as follows:

	For the 3	For the 3	For the 6	For the 6
	months ending	months ending	months ending	months ending
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Stock-based compensation for stock issued and	$98,898	$50,989	$658,515	$50,989
vested in the current period
Stock-based compensation for stock issued in	68,796	22,181	218,677	70,372
prior periods and vested in the current period
Less stock-based compensation capitalized in	(7,781)	-	(29,365)	-
mineral properties
Net stock-based compensation expense	159,913	73,170	847,827	121,361
Stock-based expenses included in professional	-	-	63,544	-
fees in the current period
Total stock-based expenses	$159,913	$73,170	$784,283	$121,361

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

10. Stock-based compensation and stock-based expenses (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected life	1 to 2 years	1 to 2 years
Risk-free interest rate	4.3%	3.8% - 4.3%
Expected volatility	100%	110%
Annual dividends	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate and the amount reported on the income statement may not provide a reliable measure of the fair value of the company's stock options granted and/or vested during the period.

11. Income tax recovery

The income tax recovery for the six-month period ending June 30 differs from the amount that is expected by applying the current tax rates for the following reasons:

	2005	2004
Loss before taxes	$2,514,212	$1,132,319
Expected tax recovery at 35.62% (2004 - 38.95%)	895,562	441,038
Resource allowance	(109,961)	(98,121)
Share issue costs	13,037	3,608
Non-deductible expenses for tax	(299,300)	(62,721)
Valuation allowance	(499,338)	(278,804)
Future income tax recovery	-	-

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

12. Related-party transactions

The Company had the following transactions with related parties during the six-month period ending June 30, 2005:

•	Included in shareholder services and promotion are amounts of $3,500 (2004 - $7,622) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $36,900 (2004 - $12,363) of consulting and legal fees paid to a company owned by an officer.
•	Included in professional fees is $81,487 (2004 - $26,623) of legal fees paid to a firm in which an officer is a partner.
•	Included in accounts payable is $49,020 (2004 - $20,198) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the six months ended June 30, 2005 and 2004

13. Segmented information

The Company's principal business activity is the acquisition, exploration and development of mineral leases and permits. The Company's activities are focused on Western Canada, in the Athabasca region, near Fort McMurray, Alberta. The business segments are defined by the nature of the project. The industrial minerals segment relates to the development of a limestone quarry that will produce aggregate products and quicklime for use by the oil sands. The development of the limestone opportunity requires environmental, geological and engineering work including preparing the necessary regulatory filings for Alberta Environment and the Natural Energy and Conservation Board. The mineral exploration project focuses on exploration and the mineral technology project focuses on research to develop methods for producing economic recoverable amounts of precious metals from nanoparticles. As there has been limited activity in these two projects over the past two years, they have been reported as one segment, called Mineral Exploration and Technology.

Segmented information for the periods ending June 30 is a follows:

3 Months Ending June 30	Mineral	Industrial
	Exploration and	Minerals	Corporate	Total
	Technology
Jun-05
Revenue	-	-	23,802	23,802
Expense	163,857	-	957,554	1,121,411
Loss	163,857	-	933,752	1,097,609
Assets	155,679	5,438,268	4,536,045	10,129,992

Jun-04
Revenue	-	-	1,540	1,540
Expense	185,427	-	418,824	604,251
Loss	185,427	-	417,284	602,711
Assets	213,528	1,568,699	412,376	2,194,603
6 Months Ending June 30	Mineral	Industrial
	Exploration and	Minerals	Corporate	Total
	Technology
Jun-05
Revenue	-	-	49,590	49,590
Expense	384,549	-	2,179,253	2,563,802
Loss	384,549	-	2,129,663	2,514,212
Assets	155,679	5,438,268	4,536,045	10,129,992

Jun-04
Revenue	-	-	9,289	9,289
Expense	355,749	-	785,859	1,141,608
Loss	355,749	-	776,570	1,132,319
Assets	213,528	1,568,699	412,376	2,194,603

14. Subsequent events

In July 2005, the Company provided cash security of $1,000,000 against a demand operating line through assignment of one-year term deposits to the Royal Bank of Canada. Additionally, a $670,000 letter of credit was drawn on this line of credit as a guarantee to Alberta Environment for estimated future reclamation of its mineral properties. This estimated future reclamation is based on possible reclamation costs from production planned over the next twelve months.

10